

February 20, 2009

Mr. Scott Allen
Chief Financial Officer
ReoStar Energy Corporation
3880 Hulen Street
Fort Worth, Texas 76107

      RE: ReoStar Energy Corporation
              Preliminary Revised Schedule 14A
              Filed February 18, 2009
              File No. 0-52316

Dear Mr. Allen:

      We have completed our review of the above referenced filing and your response letter and have no further comments at this time.

                                Sincerely,

                                H. Roger Schwall
                                Assistant Director

cc: T. Levenberg
     J. Madison

     <u>via facsimile</u>
     Raymond Lee
     (949) 732-6501